APPLE REIT NINE, INC.

814 East Main Street

Richmond, Virginia 23219

November 18, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Karen J. Garnett, Assistant Director

Re:	Apple REIT Nine, Inc.

File No. 333-147414

Ladies and Gentlemen:

Apple REIT Nine, Inc. (the “Company”) requests acceleration of the effective date of its Post Effective Amendment No. 1 to Form S-11, Registration No. 333-147414, to November 18, 2008, at 10:00 a.m., or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•	should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely,

APPLE REIT NINE, INC.

By:	/s/ David S. McKenney
David S. McKenney
President of Capital Markets